FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of November 2002

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2002   KERZNER INTERNATIONAL LIMITED

By:	/s/John R. Allison
Name:	John R. Allison
Title:	Executive Vice President
	Chief Financial Officer

EXHIBIT LIST

Exhibit	**Description**
99.1	Press Release on November 6, 2002 - Kerzner Announces Settlement with Kersaf with Excerpts of Announcement in South Africa.
99.2	Settlement Agreement made as of November 1st, 2002, by and among, Kerzner International Limited, Kersaf Investments Limited Royale Resorts Holdings Limited, Sun International Management Limited, World Leisure Group Limited, Caledonia Investments PLC, Mangalitsa Limited and Cement Merchants SA. Including Exhibit A "Promissory Note" and Exhibit B "Stipulation of Discontinuance with Prejudice"

Exhibit 99.1



FROM: Kerzner International Limited
              The Bahamas
              Contact: John Allison
              Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES SETTLEMENT WITH KERSAF

PARADISE ISLAND, The Bahamas, November 6, 2002 – Kerzner International Limited (NYSE: KZL) today announced that is has reached settlement on a number of outstanding matters with Kersaf Investments Limited, one of its existing shareholders. As previously announced in July 2001, the Company and Kersaf had agreed to restructure certain agreements which included, among other things, an obligation for Kersaf to sell at least 2,000,000 of the Company's shares in a registered public offering, certain non-compete agreements, the continuation of an obligation of Kersaf to pay to Kerzner an annual payment of approximately $3 million (the "Contribution Payment"), and an agreement pursuant to which Kerzner was granted an interest in a proposed project in Port Ghalib, Egypt (the "Egypt Project"). In October 2001, the Company filed a lawsuit against Kersaf and certain related entities in New York alleging, among other things, that Kersaf had breached its non-compete obligation. Without admitting or denying any of the Company's allegations, Kersaf and the Company have reached a Settlement Agreement that resolves all of these outstanding matters.

According to the Settlement Agreement:

1. The date by which Kersaf is obligated to sell at least 2,000,000 shares of the Company in a registered public offering has been extended from October 31, 2002 to February 28, 2003.

2. Kerzner has agreed to terminate all existing lawsuits related to Kersaf and release all parties from any claims related thereto.

3. Kersaf's obligation to make the Contribution Payment shall be terminated effective December 1, 2002.

4. Kerzner shall no longer have any interest in the Egypt Project.

5. Kersaf shall pay to Kerzner $32 million plus interest from December 1, 2002, on the earlier of the date Kersaf completes the sale of the Company's shares and December 31, 2003.

In addition, Kersaf has made a public announcement in South Africa regarding its intention to sell its shares in the Company, the relevant portion of which is attached.

About the Company

Kerzner International Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. The Company's flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The Company also developed and receives certain revenues from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In the luxury resort hotel business, the Company operates nine luxury resorts in The Bahamas, Mauritius, Dubai, the Maldives and Mexico, and has entered into a management and development agreement for a tenth property in the Maldives. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company's public filings with the Securities Exchange Commission.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Kerzner International Limited at +1.242.363.6016.

(Excerpts of Kersaf's Announcement in South Africa are attached.)

KERSAF INVESTMENTS LIMITED
EXCERPTS OF ANNOUNCEMENT IN SOUTH AFRICA
NOVEMBER 6, 2002

2. THE PROPOSED DISPOSAL

2.1 Introduction

In terms of restructuring agreements concluded between the Group and KZL on 3 July 2001 ("the restructuring agreements"), the Group undertook to sell 2 000 000 KZL (formerly Sun International Hotels Limited) shares by 30 June 2002 ("the compulsory sale"). The compulsory sale date was initially extended to 30 October 2002 and a further extension to 28 February 2003 has now been agreed.

The Group now proposes to sell up to a maximum of 4 025 000 KZL shares indirectly owned by Kersaf and Kersaf intends convening a general meeting of its shareholders for the purpose of considering the ordinary resolution necessary to approve the proposed disposal.

2.2 Information on KZL

KZL is a leading developer and operator of premier casinos, resorts and luxury hotels and is listed on the New York Stock Exchange ("the NYSE"). KZL's flagship destination is Atlantis, a 2 317 room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. KZL also developed the Mohegan Sun in Uncasville, Connecticut from which it receives certain revenues. Following the completion of a US$1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States of America ("United States"). In the luxury resort hotel business, KZL operates nine luxury resorts in the Bahamas, Mauritius, Dubai, the Maldives and Mexico, and has entered into a management and development agreement for a tenth property in the Maldives.

The closing market price of KZL shares on 5 November 2002 was US$21,75 per share (approximately R215 per KZL share). As at 5 November 2002, Kersaf effectively held 19.16% (5 230 677 shares) in KZL, at which date the value of its effective shareholding amounted to US$ 113,8 million (approximately R1 126 million).

2.3 Rationale for the proposed disposal

2.3.1 The compulsory sale

The Group is obliged, in terms of the compulsory sale, to sell at least 2 000 000 shares in KZL in terms of the public offering in the United States to be arranged by KZL on its behalf ("the public offering"). The shares will be registered for sale in a public offering with the United States Securities and Exchange Commission ("the SEC").

2.3.2 Rationale for increasing the public offering

Investment bankers and potential underwriters to the proposed public offering in the United States have indicated that it would be advantageous to the Group to make available a higher number of KZL shares in the public offering than was envisaged in the compulsory sale. The higher number of shares should increase the interest of potential investors by improving liquidity in KZL shares on the NYSE and by removing a greater proportion of the potential overhang resulting from the Group's stated intention of disposing of its holdings in KZL over time. Consequently, Kersaf proposes to increase the size of the public offering to include the sale of up to a maximum of 4 025 000 of Kersaf's indirectly held KZL shares.

2.4 Proceeds from the proposed disposal

US$32 million of the proceeds from the proposed disposal will be utilised to discharge the Group's obligations in terms of the KZL agreement. The balance will be utilised to settle certain other liabilities of the Group, to partly fund the SIML acquisition and to distribute excess funds to Kersaf. The Board of Kersaf will consider the distribution of excess cash to Kersaf shareholders. Such distribution will to a large extent be determined by the relative success of the public offering.

2.5 Number of KZL shares

The number of KZL shares to be disposed of by the Group will, depending on the interest shown in the shares by potential investors, be up to a maximum of 4 025 000 KZL shares which includes 525 000 KZL shares that may be required to be sold in the event that the underwriters exercise their overallotment option. The underwriters' overallotment option is the mechanism that allows the underwriters of the public offering to provide price support for the shares. Typically, an overallotment option gives the underwriters the right to purchase up to an additional 15% of the shares to be sold to buyers in the public offering. The underwriters fill the additional allocation in the event that the price holds at or above the public sale price after pricing and allocation or alternatively is filled by shares acquired by the underwriters in the market in the event that the share price weakens after pricing and allocation.

The sale of the increased number of KZL shares will discharge the Group's obligation in terms of the compulsory sale.

2.6   Kersaf shareholders approval

Although the compulsory sale in itself does not require approval from Kersaf shareholders, the sale of up to a maximum of 4 025 000 KZL shares will require the approval of Kersaf's shareholders in terms of the Listings Requirements of the JSE Securities Exchange South Africa.

The pricing of the proposed disposal cannot be determined at this stage but will be determined after the shares have been registered with the SEC in discussion among the underwriters and Kersaf. Kersaf may withdraw from the proposed disposal if the public offering does not realise sufficient interest or realistic pricing. The Board of Kersaf will therefore request Kersaf shareholders to approve the proposed disposal and give the Board of Kersaf the authority to dispose of as many KZL shares as it deems appropriate, but limited to a maximum of 4 025 000, at the most favourable possible prices. In this regard the Board of Kersaf intends calling a general meeting of Kersaf shareholders to obtain the requisite approvals.

2.8   United States Securities Laws Legend

This announcement and the information contained herein is not an offer of the KZL shares for sale in the United States, and the KZL shares may not be offered or sold in the United States absent registration with the SEC or an exemption from registration. Any public offering of the KZL shares to be made in the United States will be made by means of a prospectus that may be obtained from KZL or Kersaf and will contain detailed additional information about KZL and its management as well as financial statements.

Exhibit 99.2

EXECUTION COPY

SETTLEMENT AGREEMENT

This Settlement Agreement (the "Settlement Agreement") is made as of this 1st day of November 2002, by and among, Kerzner International Limited, a corporation organized under the laws of the Bahamas ("Kerzner," as that term is fully defined in Section 1 herein) (formerly known as Sun International Hotels Limited ("SIHL")), Kersaf Investments Limited, a company incorporated under the laws of the Republic of South Africa ("Kersaf"), Royale Resorts Holdings Limited, a company incorporated under the laws of Bermuda ("RRHL"), Sun International Management Limited, a company incorporated under the laws of Switzerland ("SIMLA" and together with Kersaf and RRHL the "Kersaf Entities," as that term is fully defined in Section 1 herein), World Leisure Group Limited, a company incorporated under the laws of the British Virgin Islands ("WLG," as that term is fully defined in Section 1 herein), Caledonia Investments PLC, a company incorporated under the laws of England ("Caledonia," as that term is fully defined in Section 1 herein), Mangalitsa Limited, a company incorporated under the laws of The Bahamas ("Mangalitsa," as that term is fully defined in Section 1 herein) and Cement Merchants SA, a company incorporated under the laws of Panama ("CMS," as that term is fully defined in Section 1 herein).

WHEREAS, Kerzner and the Kersaf Entities wish to resolve all outstanding issues pertaining to any monies owing from SIMLA to Kerzner and/or any of its Affiliates, including pursuant to Section 5.1(b) of the Omnibus Agreement (as defined herein) (the "SIMLA Contribution"), the payment of which, SIMLA believes, constitutes an onerous contract to SIMLA; and

WHEREAS, SIMLA also wishes to purchase from Kerzner and/or any of its Affiliates all interests Kerzner and/or any of its Affiliates own in the venture referred to below as the Egypt Project, including pursuant to Sections 4.2 through 4.9 inclusive of the Omnibus Agreement; and

WHEREAS, an action was brought by SIHL against the Kersaf Entities in the Supreme Court of the State of New York, New York County (the "Court"), entitled *Sun International Hotels Ltd. v. Kersaf Investments Ltd., et al*., Index No. 604963/01 (N.Y. Sup. Ct. 2001) (the "Action"); and

WHEREAS, the Kersaf Entities deny all allegations that have been asserted against them in the Action; and

WHEREAS, Kerzner and the Kersaf Entities now wish to terminate the Action and to settle forever all claims asserted in the Action;

NOW, THEREFORE, Kerzner, the Kersaf Entities, WLG, Caledonia, Mangalitsa and CMS agree as follows:

1. Definitions. As used herein, the following terms shall have the following meanings:

(a) "Affiliate" shall mean, with respect to any specified Person, any other Person controlling, controlled by or under direct or indirect common control with such specified Person; provided, however, as to any specified Person that is a party to this Settlement Agreement the term "Affiliate" shall exclude any other party to this Settlement Agreement. For the purposes of this Settlement Agreement, "control," when used with respect to any specified Person, shall mean, as determined with respect to each Person pursuant to the laws of the jurisdiction where such Person is organized, the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" shall have meanings correlative to the foregoing.

(b)   "Caledonia" shall mean Caledonia Investments PLC and its predecessors, successors, assigns and Affiliates together with their respective past, current or future officers, directors, employees and agents.

(c)   "CMS" shall mean Cement Merchants SA and its predecessors, successors, assigns and Affiliates together with their respective past, current or future officers, directors, employees and agents.

(d)   "Controlled Affiliate" shall mean with respect to any Person, any Affiliate thereof which is controlled by such Person.

(e)   "Egypt Project" shall have the same meaning set forth in Section 1.1 of the Omnibus Agreement.

(f)   "Existing Agreements" shall mean the SIIL Agreement, the SIHL Agreement and the Rosegrove Agreement, each as defined in the Omnibus Agreement, and the Shareholders' Agreement, dated 11 October 1993, by and among, RRHL, Sun Hotels Limited, a company incorporated under the laws of Bermuda, WLG, SIMLA and Solomon Kerzner (the "SIMLA Shareholders' Agreement").

(g)   "July 3, 2001 Agreements" shall mean the Registration Rights and Governance Agreement, Omnibus Agreement, Supplemental Agreement to the Original Shareholders' Agreement and to the Rosegrove Shareholders' Agreement, Irrevocable Proxy Agreement, Trade Name and Trademark Agreement, Nine Percent (9%) Promissory Note, Stock Pledge Agreement, Power of Attorney, and Stock Power, entered into by the parties, among others, as of July 3, 2001, each as modified, amended or supplemented.

(h)   "Kersaf Entities" shall mean Kersaf Investments Limited, Royale Resorts Holdings Limited and Sun International Management Limited and their predecessors, successors, assigns and Affiliates together with their respective past, current or future officers, directors, employees and agents; however, excluding for the avoidance of doubt, CMS.

(i)   "Kersaf's Properties" shall mean the hotel, resort or casino properties developed, owned or managed by any of the Kersaf Entities, including, but not limited to, the Sun City resort in South Africa.

(j)   "Kerzner" shall mean Kerzner International Limited and its predecessors, successors, assigns and Affiliates together with their respective past, current or future officers, directors, employees and agents.

(k)   "Kerzner's Properties" shall mean the hotel, resort or casino properties developed, owned or managed by Kerzner, including, but not limited to, the Atlantis Resort and Casino, the Mohegan Sun Resort and Casino, and Sun Resorts' properties in Mauritius.

(l)   "Mangalitsa" shall mean Mangalitsa Limited and its predecessors, successors, assigns and Affiliates together with their respective past, current or future officers, directors, employees and agents.

(m)   "Minimum Year One Sale" shall have the same meaning set forth in Section 4.2(a) of the Registration Rights and Governance Agreement.

(n)   "Minimum Year One Sale Closing Date" shall mean the date on which the offering contemplated by the underwriting agreement to be entered into in connection with of the Minimum Year One Sale has closed.

(o)   "9% Note" shall mean that certain Nine Percent (9%) Promissory Note, dated July 3, 2001, executed by RRHL.

(p)   "Note" shall have the meaning set forth in Section 3 herein.

(q)   "Omnibus Agreement" shall mean that certain Omnibus Agreement, dated as of July 3, 2001, as amended and supplemented, by and among SIHL, Sun International Investments Limited, a company organized under the laws of the British Virgin Islands ("SIIL"), WLG, Kersaf, Caledonia, Rosegrove Limited, a company incorporated under the laws of the British Virgin Islands ("Rosegrove"), RRHL, Mangalitsa, CMS, Sun International Inc., a company incorporated under the laws of the Republic of Panama ("SINC"), Sun Hotels International, a company incorporated under the laws of England, Royale Resorts International Limited, a company incorporated under the laws of Bermuda, Sun Hotels Limited, a company incorporated under the laws of Bermuda, World Leisure Investments Limited, a company incorporated under the laws of Bermuda, Hog Island Holdings Limited, a company incorporated under the laws of Bermuda, Solomon Kerzner, Peter Buckley, Derek Aubrey Hawton, Sun International Management Limited, a company incorporated under the laws of the British Virgin Islands, Sun International Management (UK) Limited, a company incorporated under the laws of England, and SIMLA.

(r)   "Person" shall have the same meaning set forth in Section 1.1 of the Omnibus Agreement.

(s)   "Power of Attorney" shall mean that certain Power of Attorney, executed as of July 3, 2001, by Kersaf.

(t)   "Registration Rights and Governance Agreement" shall mean that certain Registration Rights and Governance Agreement, dated as of July 3, 2001, as amended and supplemented, by and among, SIHL, SIIL, WLG, Kersaf, Caledonia, Mangalitsa, CMS, Rosegrove RRHL and SINC.

(u)   "Stock Pledge" shall mean that certain Stock Pledge Agreement, dated as of July 3, 2001, between RRHL and SIHL.

(v)   "Stock Power" shall mean that certain Stock Power, executed as of July 3, 2001, by SINC.

(w)   "Trade Name and Trademark Agreement" shall mean that certain Trade Name and Trademark Agreement, dated as of July 3, 2001, by and among SIHL, SIIL, WLG and SIMLA.

(x)   "WLG" shall mean World Leisure Group Limited and its predecessors, successors, assigns and Affiliates together with their respective past, current or future officers, directors, employees and agents.

2.   Closing. The closing of this Settlement Agreement (the "Closing") shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019, on the earlier of the Minimum Year One Sale Closing Date or December 2, 2002.

3.   Closing Payment. If the Minimum Year One Sale Closing Date occurs on or prior to December 2, 2002, at the Closing the Kersaf Entities will pay to Kerzner the sum of Thirty-Two Million Dollars ($32,000,000) by wire transfer of

immediately available funds (the "Wire Transfer") pursuant to wire instructions delivered

by Kerzner to Kersaf (c/o David Coutts-Trotter, Peter Bacon and Hendrik Brand) at least

five (5) calendar days prior to the Closing (the "Designated Account"). If the Minimum

Year One Sale Closing Date has not occurred as of December 2, 2002, at the Closing on

December 2, 2002 SIMLA will issue a promissory note in the principal sum of Thirty-

Two Million Dollars ($32,000,000) in the form attached hereto as Exhibit A (the "Note").

      4.   <u>Releases</u>. Effective upon the consummation of the Closing, each

of the parties to this Settlement Agreement does hereby, and each shall cause each of its

respective Affiliates (collectively, the "Releasors") to, in consideration of the transactions

contemplated by this Settlement Agreement and for other good and valuable

consideration, the receipt and sufficiency of which are hereby acknowledged (the

"Consideration"), forever release and discharge each of the other parties to this

Settlement Agreement and each of their respective Affiliates, and each of their past and

present respective directors, officers, employees, consultants, equity holders, advisors,

agents, successors and assigns (collectively, the "Releasees") from (a) any and all debts,

demands, actions, causes of action, suits, proceedings, agreements, contracts, judgments,

damages, expense accounts, reckonings, executions, claims and liabilities whatsoever

(including any and all unknown or unanticipated injuries, damages or losses) of every

name and nature (except death and personal injury) whether known or unknown, whether

or not well founded in fact or in law, and whether in law or in equity or otherwise,

whether direct or consequential, compensatory, exemplary, liquidated or unliquidated,

which such Releasor ever had, now has, or which its legal representatives, successors,

assigns, heirs, executors or administrators can, shall or may have for or by reason of any matter, cause or anything whatsoever (the "Claims"), for all periods prior to the date of

this Settlement Agreement and (b) all Claims for the period from the date of this

Settlement Agreement through and including the date of the Closing arising out of,

relating to or derived from the July 3, 2001 Agreements or the Existing Agreements

(excluding Clause 11 of the Rosegrove Agreement and Clause 23 of the SIIL

Agreement); provided, however, that nothing in this release shall extend to any of the

rights, obligations or liabilities set forth in (i) the Registration Rights and Governance

Agreement, (ii) the Power of Attorney, (iii) the Stock Power, (iv) the Trade Name and

Trademark Agreement, and (v) Section 5.1(a) of the Omnibus Agreement, together with

all defined terms used in the Omnibus Agreement, and Articles VI and VII of the

Omnibus Agreement, each to the extent applicable to Section 5.1(a) of the Omnibus

Agreement, all of which shall continue in full force and effect; provided, further, that this

release shall not release any obligations set forth in this Settlement Agreement.

5.   Stipulation of Discontinuance with Prejudice. At the Closing, after

Kerzner has received a federal reference number in respect of the Wire Transfer to the

Designated Account or upon execution and delivery of the Note by SIMLA to Kerzner,

Kerzner and the Kersaf Entities, by their counsel, shall execute a Stipulation of

Discontinuance with Prejudice, substantially in the form annexed hereto as Exhibit B,

and, within five (5) days thereafter, counsel for Kerzner shall file the executed Stipulation

of Discontinuance with Prejudice with the Court. Promptly after the Stipulation of

Discontinuance with Prejudice has been "So Ordered" by the Court, counsel for Kerzner

shall furnish counsel for the Kersaf Entities with a copy thereof.

6.   July 3, 2001 Agreements.

(a)   Except as set forth below, the July 3, 2001 Agreements shall continue in full force and effect (as modified by the December 7, 2001 Stipulation entered into between SIHL and RRHL in the action entitled *Sun International Hotels Limited* v. *Royale Resorts Holdings Limited*, Index No. 01/605239, Supreme Court of the State of New York, County of New York):

(i)   Effective upon the consummation of the Closing, Section 5.1(b) of the Omnibus Agreement (and for the avoidance of doubt, Section 3.6 of the SIIL Agreement and Section 5.2 of the SIMLA Shareholders' Agreement) and Article IV of the Omnibus Agreement shall be discharged, terminated and of no further force and effect and Kerzner shall have no further rights in the Egypt Project or in receiving any payments under Section 5.1(b) of the Omnibus Agreement that accrue on or after the Closing.

(ii)   Effective as of the date hereof:

(1)   The Registration Rights and Governance Agreement is amended to provide that following the consummation of the Minimum Year One Sale, the Kersaf Entities agree that they shall have no rights under, and no right to enforce, the provisions of Section 4.1 of the Registration Rights and Governance Agreement against WLG, Caledonia and CMS, such that the terms of Section 4.1 can be waived, amended or terminated without any notice to or approval by any of the Kersaf Entities.

(2)   The Registration Rights and Governance Agreement is amended to provide that Kerzner, Kersaf, WLG, Caledonia, Mangalitsa and

CMS agree (1) that as part of the Minimum Year One Sale, WLG shall have the right to register and sell up to five hundred thousand (500,000) Shares (as defined in the Registration Rights and Governance Agreement) (such shares, the "WLG Tag Shares"), (2) the WLG Tag shares shall have the same rights and be subject to the same obligations as the Caledonia Tag Shares and the CMS Tag Shares (each as defined in the Registration Rights and Governance Agreement); provided, however, that WLG's right to include the WLG Tag Shares shall be subject to the priority of each of the Kersaf Entities, Caledonia and CMS to include the maximum number of Shares proposed by each of them respectively.

(3)   The Registration Rights and Governance Agreement is amended to provide that the Minimum Year One Sale Date as defined in Section 4.2(a)(i) of the Registration Rights and Governance Agreement shall be extended until February 28, 2003.

(4)   Article III of the Omnibus Agreement is hereby discharged, terminated and of no further force and effect.

(5)   Each of the 9% Note and the Stock Pledge has been discharged, terminated and of no further force and effect.

(b)   The parties to this Settlement Agreement agree to and each shall cause its respective Affiliates (to the extent applicable) to enter into any and all amendments to the July 3, 2001 Agreements necessary to give effect to this Settlement Agreement.

(c)   The Kersaf Entities agree that the proceeds of the Minimum Year One Sale (less any brokerage commissions, discounts, allowances or other third party expenses associated with such sale) or any other sale of Shares (as defined in the Registration Rights and Governance Agreement) by any Kersaf Entity shall be used to pay all amounts outstanding under the Note. In furtherance of the foregoing, the Kersaf Entities agree that the underwriting agreement entered into with respect to the Minimum Year One Sale may provide that, to the extent that the Note is outstanding, the proceeds of the Minimum Year One Sale shall be used to pay all amounts outstanding under the Note.

(d)   Kerzner hereby waives any rights it may have under Section 4.1 of the Registration Rights and Governance Agreement in respect of the transfer of Shares by the Kersaf Entities to CMS in connection with a transaction previously described to Kerzner by Kersaf.

7.   Properties.

(a)   Kerzner's Properties. The Kersaf Entities party to this Settlement Agreement warrant that they shall not, and that they shall not permit their respective Affiliates to advertise, market or in any other way hold themselves out as the creators, developers, owners, managers, promoters or in any other way involved in any of Kerzner's Properties; provided, however, that the Kersaf Entities may disclose their interest as a shareholder in Kerzner (i) as required by any applicable law, (ii) in any regulatory or other filing with a governmental authority, (iii) in any other factual disclosure of such interest as shareholders or (iv) in any annual or other regular report to shareholders of the Kersaf Entities, in each case that (x) is not used in advertising, marketing or promotion by the Kersaf Entities and (y) does not in any other way suggest

that any Kersaf Entity is responsible for or contributed to (in whole or in part) the
development or management of any of Kerzner's Properties.

(b)   Kersaf's Properties. Kerzner warrants that it shall not, and
that it shall not permit its respective Affiliates to advertise, market or in any other way
hold themselves out as the creators, developers, owners, managers, promoters or in any
other way involved in any of Kersaf's Properties; provided, however, it is acknowledged
that Sol Kerzner was the creator, developer, founder and Chief Executive Officer of all of
Kersaf's Properties prior to 1996, and, not withstanding the foregoing, Kerzner shall be
entitled to make any and all references to Sol Kerzner's activities in this regard.

8.   Confidentiality.

(a)   Except to the extent required by law or by any relevant
securities exchange or any relevant national or regulatory authority, each of the parties
agrees and covenants that it shall not, and that it shall cause its respective Affiliates not
to, issue any press release or make any public statements about this Settlement
Agreement, the transactions contemplated hereby or the negotiation thereof. In addition,
Kerzner, on the one hand, and the Kersaf Entities party to this Settlement Agreement, on
the other hand, agree to consult with each other with respect to any press release,
circulars or otherwise making any public statements with respect to the Settlement
Agreement or the transactions contemplated hereby.

(b)   All information designated as "Confidential" or "Highly
Confidential" pursuant to the Stipulation and Order Governing the Production and
Exchange of Confidential Material entered into between the parties and "So Ordered" by
the Court on July 15, 2002 ("Confidentiality Stipulation") that was disclosed or produced

by the parties in this Action shall continue to be treated as confidential in accordance with the terms of the Confidentiality Stipulation and destroyed or returned in accordance with Section 12 of the Confidentiality Stipulation.

9.   Representations and Warranties. Each of Kerzner, Kersaf, WLG, Caledonia, Manalitsa and CMS represents and warrants on behalf of itself that:

(a)   It is a corporation or company duly organized and validly existing in good standing under the laws of its jurisdiction of organization or formation.

(b)   It has taken all necessary corporate or other similar actions to duly approve the execution, delivery and performance of this Settlement Agreement.

(c)   This Settlement Agreement has been duly executed and delivered by it and constitutes the legal, valid and binding obligations of it, enforceable against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting enforcement of creditors' rights generally, or by general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

(d)   The execution, delivery and performance of this Settlement Agreement will not violate any provision of (i) its organization documents, (ii) any law, rule, regulation, order, judgment or award applicable to it or to its properties or (iii) any contract to which it is a party or by which it is bound, which would adversely affect its ability to consummate and perform the transactions contemplated hereby.

(e)   Except as provided in Section 5 herein, no consent, approval or authorization of, or declaration, filing or registration with, any governmental authority, is required to be made or obtained that has not been obtained or made in connection with the execution, delivery and performance of this Settlement Agreement, and the consummation of the transactions contemplated hereby.

(f)   The person executing this Settlement Agreement on its behalf is duly and fully authorized to do so.

(g)   It has read this Settlement Agreement in its entirety and knows the contents thereof, knows that the terms are contractual and not merely recitals, has signed this Settlement Agreement of its own free will, and has obtained advice of legal counsel.

10.   <u>Entire Agreement; Conflicts</u>. This Settlement Agreement, together with all exhibits hereto, constitutes the entire agreement among the parties pertaining to the subject matter of this Settlement Agreement. No purported variation of this Settlement Agreement, together with all exhibits hereto, shall be effective unless made in writing between the parties. If there is any conflict between the provisions of this Settlement Agreement and the July 3, 2001 Agreements, the provisions of this Settlement Agreement shall prevail.

11.   <u>Expenses</u>. The parties shall pay their own fees and expenses, including their own attorneys' fees, incurred in connection with this Settlement Agreement and any transaction contemplated hereby.

12.   <u>Remedies to be Cumulative</u>.

(a)   No remedy conferred by any of the provisions of this Settlement Agreement is intended to be exclusive of any other remedy available at law, in equity, by statute or otherwise. Each and every other remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law, in equity, by statute or otherwise. The election by any party to pursue one or more of such remedies shall not constitute a waiver by such party of the right to pursue any other available remedy.

(b)   CMS shall not be liable jointly or severally with the Kersaf Entities for any breaches of this Settlement Agreement by the Kersaf Entities.

13.   <u>Waivers</u>. A party's failure to insist on strict performance of any provision of this Settlement Agreement shall not be deemed to be a waiver thereof or of any right or remedy for breach of a like or different nature. Subject as aforesaid, no waiver shall be effective unless specifically made in writing and signed by a duly authorized officer of the party granting such waiver.

14.   <u>Further Assurances</u>. After the execution and delivery of this Settlement Agreement, the parties shall, and shall cause each of their respective Affiliates to, take such actions and execute and deliver to any of the other parties such further agreements as any of the parties may reasonably request to carry out, evidence and confirm the transactions contemplated by this Agreement.

15.   <u>Successors and Assigns</u>. The provisions of this Settlement Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors. Except as expressly provided herein, no party may assign,

delegate or otherwise transfer any of its rights or obligations under this Settlement Agreement.

16.   Choice of Law; Submission to Jurisdiction and Address for Service. This Settlement Agreement shall be governed by and interpreted in accordance with New York law. The parties hereby irrevocably submit to the non-exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, and this Settlement Agreement may be enforced in any court of competent jurisdiction. Each party shall at all times maintain an agent for service of process in New York and:

(a)   Kerzner hereby irrevocably authorizes and appoints Paul, Weiss, Rifkind, Wharton & Garrison (or such other person resident in New York, as such party may as regards itself by notice to all other parties substitute) to accept service of all legal process arising out of or connected with this Settlement Agreement and service on Paul, Weiss, Rifkind, Wharton & Garrison (or such substitute) shall be deemed to be service on the party concerned.

(b)   Each of Kersaf, RRHL and SIMLA hereby irrevocably authorizes and appoints Chadbourne & Parke LLP (or such other person resident in New York, as such party may as regards itself by notice to all other parties substitute) to accept service of all legal process arising out of or connected with this Settlement Agreement and service on Chadbourne & Parke LLP (or such substitute) shall be deemed to be service on the party concerned.

17.   Counterparts; Effectiveness. This Settlement Agreement may be entered into in any number of counterparts and by the parties to it on separate

counterparts, each of which when executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument.

18.   Severability. If any term or provision of this Settlement Agreement or the application of any provision hereof to any party hereto or set of circumstances is held invalid or unenforceable, in whole or in part, under any enactment or rule of law, such term or provision or part thereof shall to that extent be deemed not to form a part of this Settlement Agreement but the remainder of this Settlement Agreement and the application of such provision to the other parties hereto or sets of circumstances shall not be affected, unless the provisions held invalid or unenforceable shall substantially impair the benefits of the remaining portions of this Settlement Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Settlement Agreement to be duly executed by their respective authorized officers and delivered as of the day and year first above written.

KERSAF INVESTMENTS LIMITED

by_____
Name:
Title

ROYALE RESORTS HOLDINGS LIMITED

by_____
Name:
Title

SUN INTERNATIONAL MANAGEMENT LIMITED

by_____
Name:
Title

KERZNER INTERNATIONAL LIMITED

by_____
Name:
Title

WORLD LEISURE GROUP LIMITED

by_____
Name:
Title

CALEDONIA INVESTMENTS PLC

by_____
Name:
Title

MANGALITSA LIMITED

by_____
Name:
Title

CEMENT MERCHANTS SA

by_____
Name:
Title

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS OR "BLUE SKY" LAWS (COLLECTIVELY, THE "SECURITIES LAWS"), AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER OR DISPOSITION.

SUN INTERNATIONAL MANAGEMENT LIMITED

PROMISSORY NOTE

$32,000,000
New York, New York   December 2, 2002

FOR VALUE RECEIVED, the undersigned, Sun International Management Limited (the "Company" or the "Maker"), promises to pay to the order of KERZNER INTERNATIONAL LIMITED, a company incorporated under the laws of The Bahamas (the "Payee"), the principal sum of THIRTY TWO MILLION DOLLARS ($32,000,000) and interest on the outstanding principal balance as set forth in this Promissory Note (the "Note"). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in that certain Settlement Agreement, dated November __, 2002 (the "Settlement Agreement"), by and among the Maker and the Payee, among others.

1.   Interest Rate; Payment.

(a)   The outstanding principal balance of this Note shall bear interest at a rate of (i) seven percent (7%) per annum during the period from December 2, 2002 to May 31, 2003 and (ii) ten percent (10%) per annum during the period from June 1, 2003 to December 2, 2003, until repayment of the principal and payment of all accrued interest in full. Interest shall be computed on the basis of a 365 day year and the actual number of days elapsed, and shall be payable quarterly on the last day of each February, May, August and November, commencing February 2003.

(b)   The outstanding balance of any amount owed under this Note which is not paid when due (including any interest that is not paid when due) shall bear interest at a rate per annum equal to the sum of (x) the then applicable rate under Section 1(a) hereof plus (y) two percent (2%) per annum (the "Default Interest") with the Default Interest accruing, from and including such due date, on a cumulative basis, compounding quarterly.

(c)   The Maker shall pay to the Payee the entire principal amount of this Note then outstanding, together with all interest accrued and unpaid thereon, no later than the earlier of (i) the Minimum Year One Sale Closing Date and (ii) December 2, 2003 (the "Maturity Date"). On the Maturity Date, the Maker shall pay the applicable amount of principal and interest in lawful money of the United States of America by wire or bank transfer of immediately available funds to an account designated by the Payee in writing from time to time not less than two (2) business days prior to any payment date.

(d)   Without limiting the foregoing, if at any time the Maker or any other Kersaf Entity shall sell any Shares, the proceeds of such sale (less any brokerage commissions, discounts, allowances or other third party expenses associated with such sale) shall be paid by the Maker to the Payee and shall be applied, first, in respect of any interest accrued and unpaid interest on this Note and, second, in respect of principal amount of this Note.

(e)   The obligation of the Maker to make payment pursuant to this Note shall be construed as a continuing, absolute, unconditional and irrevocable obligation of payment and performance without regard to (i) any defense (other than indefeasible payment or an applicable statute of limitations), set-off or counterclaim that may at any time be available to the Maker or (ii) any other circumstance whatsoever, whether or not similar to any of the foregoing, that constitutes, or might be construed to constitute, an equitable or legal discharge of Maker, in bankruptcy or in any other instance.

2.   Prepayment.

(a)   Mandatory Prepayment.

(i)   Upon the occurrence of an Event of Default under Section 3(c) or (d), the outstanding principal of and all accrued and unpaid interest on this Note shall automatically be accelerated and shall automatically become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are expressly waived by the Maker, notwithstanding anything contained herein to the contrary.

(ii)   The Payee shall, at its sole option, have the right to require the Maker to pay the outstanding principal of and all accrued and unpaid interest on this Note upon the occurrence and continuation of any of the following events: (A) an Event of Default under Section 3(a), (b), (e), (f) or (g), (B) the closing by the Company of any sale or other disposition of all or substantially all of its assets (other than the Shares (as defined in the Registration Rights and Governance Agreement dated the date hereof (as amended, the "Governance Agreement"), by and among the Maker and the Payee, among others), whether in one transaction or in a series of transactions, (C) the closing by the Company of any consolidation or merger into another entity as a result of which the equity holders of the Maker or their Affiliates immediately prior to such transaction do not beneficially own at least 50% of all equity interest in the surviving corporation, or (D) any event that constitutes a Change of Control (as defined below) of the Company, in one transaction or in a series of transactions. No later than fifteen (15) business days prior to the occurrence of an event set forth in clauses (A), (B), (C) or (D) above, the Company shall give written notice of such event to the Payee. "Change of Control" means any "person" or "group" (as such terms are used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), other than any member of the Kersaf Group (as defined in the Governance Agreement) or any other person or group that includes such member, becoming the "beneficial owner" (as such term is used in Rule 13d-3 of the Exchange Act), directly or indirectly, of more than fifty percent (50%) of the total voting power in the aggregate normally entitled to vote in the election of directors, managers or trustees, as applicable, of the Maker.

(iii)   Any mandatory prepayment under this Section 3(a) shall include payment of reasonable costs and expenses under Section 5(c) (including reasonable attorneys' fees and expenses) incurred by the Payee and associated with such prepayment, if any.

(b)   Optional Prepayment. The Company shall have the right to prepay this Note, in whole or in part, at any time and from time to time upon five (5) business days' prior written notice to the Payee, without premium or penalty.

3.   Events of Default. An "Event of Default" shall occur if:

(a)   the Maker shall default in the payment of the principal of this Note, when and as the same shall become due and payable, whether on the Maturity Date or at a date fixed for prepayment or by acceleration or otherwise or the Maker shall default in the payment of interest on this Note within three (3) business days of the date when due;

(b)   the Maker shall breach (other than any breach that is immaterial) any covenant or agreement contained in this Note, the Settlement Agreement or the Governance Agreement and such breach shall continue for five (5) business days after the Maker receives notice of such failure;

(c)   an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of the Maker or of a substantial part of the Maker's property or assets, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other United States or foreign bankruptcy, insolvency, receivership or similar law (any such law, a "Bankruptcy Law"), and such proceeding or petition shall not be dismissed within sixty (60) days, (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for a substantial part of the property or assets of the Maker, (iii) the entry of an order or decree by a court of competent jurisdiction for the winding up or liquidation of the Maker and the continuance of such order or decree unstayed and in effect for a period of sixty (60) days;

(d)	the Maker shall (i) voluntarily commence any proceeding or file any petition seeking relief under a Bankruptcy Law, (ii) consent to the institution of or the entry of an order for relief against it, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for a substantial part of the property or assets of the Maker, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors, (vi) become unable, admit in writing its inability or fail generally to pay its debts as they become due or (vii) take any action for the purpose of effecting any of the foregoing;

(e)	one or more judgments or orders for the payment of money in excess of five million United States Dollars ($5,000,000) in the aggregate shall be rendered against the Maker and such judgment(s) or order(s) shall continue unsatisfied and unstayed for a period of thirty (30) days;

(f)	the Maker shall default in the payment of any principal, interest or premium with respect to indebtedness (excluding trade payables and other indebtedness entered into in the ordinary course of business) in excess of five million United States Dollars ($5,000,000) in the aggregate for borrowed money or any obligation which is the substantive equivalent thereof and such default shall continue for more than the period of grace, if any, or if any such indebtedness or obligation shall be declared due and payable prior to the stated maturity thereof; or

(g)	any material provisions of this Note shall terminate (other than in accordance with its terms) or become void or unenforceable or the Maker shall so assert in writing.

4.	Suits for Enforcement.

(a)	Upon the occurrence and during the continuance of any one or more Events of Default, the holder of this Note may proceed to protect and enforce its rights by suit in equity, action at law or by other appropriate proceeding, whether for the specific performance of any covenant or agreement contained herein or in aid of the exercise of any power granted in this Note, or may proceed to enforce the payment of this Note, or to enforce any other legal or equitable right it may have as a holder of this Note.

(b)	The holder of this Note may direct the time, method and place of conducting any proceeding for any remedy available to itself.

(c)	In case of any Event of Default, the Maker will pay to the Payee the costs and expenses of the Payee in collecting and enforcing this Note, including without limitation, reasonable fees, disbursements and other charges of counsel incurred in connection with any action in which the Payee prevails.

5.	Gross-up. If at any time any applicable law, regulation or regulatory requirement, or any governmental authority, monetary agency or central bank requires the Company to make any deduction or withholding from any payment made in respect of any amount due from the Company hereunder, the amount so due shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Payee receives, on the due date for such payment, a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made.

6.   Notices.   All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first class mail, return receipt requested, telecopier, courier service, overnight mail or personal delivery:

(a)   if to the Company:

Clarendon House
Church Street
Hamilton HM DX, Bermuda
Attention: The Company Secretary
Facsimile: 00-44-1784-6154

and

Kersaf Investments Limited
27 Fredman Drive
Sandown
Sandown 2031
South Africa
Attention: The Company Secretary
Facsimile: 010-27-11-783-7446

with a copy to:

Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
Attention: Jerome C. Katz, Esq.
Facsimile: 212-541-5369

(b)   if to the Payee:

Kerzner International Limited
P.O. Box N-4777
Nassau, The Bahamas
Attention: Charles D. Adamo, Esq.
Facsimile: 242-363-4581

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison
1285 Avenue of the Americas
New York, New York 10016-6064
Attention: Kenneth M. Schneider, Esq.
Telecopy: 212-757-3990

7.   Successors and Assigns. This Note shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto. The Maker shall not assign any of its rights or obligations under this Note without the prior written consent of the Payee.

8.   Amendment and Waiver.

(a)   No failure or delay on the part of the Payee in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to the Maker or the Payee at law, in equity or otherwise.

(b)   Any amendment, supplement or modification of or to any provision of this Note, any waiver of any provision of this Note and any consent to any departure by the Maker from the terms of any provision of this Note, shall be effective (i) only if it is made or given in writing and signed by the Maker and the holder of this Note and (ii) only in the specific instance and for the specific purpose for which made or given.

9.   Headings. The headings in this Note are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

10.   GOVERNING LAW. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF.

11.   Waiver of Jury Trial and Setoff. The Maker and Payee hereby waive trial by jury in any litigation in any court with respect to, in connection with, or arising out of this Note or any instrument or document delivered pursuant to this Note, or the validity, protection, interpretation, collection or enforcement thereof.

12.   Consent to Jurisdiction. The Maker hereby irrevocably consents to the jurisdiction of the United States federal courts and the courts of the State of New York located in New York, New York, in connection with any action or proceeding arising out of or relating to this Note or any document or instrument delivered pursuant hereto.

13.   <u>Severability</u>.   If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any other provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

14.   <u>Further Assurances</u>.   The Maker shall execute such documents and perform such further acts (including, without limitation, obtaining any consents, exemptions, authorizations or other actions by, or giving any notices to, or making any filings with, any governmental authority or any other person) as may be reasonably required or appropriate to carry out or to perform the provisions of this Note.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have caused this Note to be duly executed and delivered as of the date first above written.

SUN INTERNATIONAL MANAGEMENT LIMITED

By: _____

    Name:

    Title:

Exhibit B

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

SUN INTERNATIONAL HOTELS LIMITED Plaintiff, v. KERSAF INVESTMENTS LIMITED, ROYALE RESORTS HOLDINGS LIMITED and SUN INTERNATIONAL MANAGEMENT LIMITED, Defendants.	Index No. 604963/01 (IAS Part 49) (Justice Cahn) **STIPULATION OF DISCONTINUANCE WITH PREJUDICE**

IT IS HEREBY STIPULATED AND AGREED by plaintiff and defendants, by their respective undersigned attorneys, that whereas no party hereto is an infant, an incompetent person for whom a committee has been appointed or a conservatee, and no person not a party has an interest in the subject matter of this action, the above-entitled action be, and the same hereby is, discontinued with prejudice, without costs or attorneys' fees to any party.

Dated: New York, New York
November ___, 2002

PAUL, WEISS, RIFKIND, WHARTON & GARRISON

By:_________________________________
Daniel J. Beller
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000

Attorneys for Plaintiff

C:\WINDOWS\TEMP\Stipulation of Discontinuance (Exh. B).doc

CHADBOURNE & PARKE LLP

By:
     Jerome C. Katz
30 Rockefeller Plaza
New York, NY 10112
(212) 408-5100

Attorneys for Defendants